Exhibit 99.3

RICHMONT MINES INC. POLICY
SECURITIES TRADING POLICY FOR EMPLOYEES, DIRECTORS, OFFICERS AND OTHER POTENTIAL INSIDERS	NUMBER (VERSION) P-1

ISSUED BY:	EFFECTIVE DATE	APPROVED BY:

MANAGEMENT COMMITTEE	05 / 14 / 2003	BOARD OF DIRECTORS

INTRODUCTION

Securities legislation imposes trading restrictions when a person has knowledge of information not yet known to the public and which could affect the market price of the securities of a given corporation. Under securities laws, this person, whether an officer, director, employee or contractor, is prohibited from executing any securities transactions involving the corporation’s securities or "tipping" such information to a third party that is then used for the purposes of trading in the corporation’s securities. Therefore, this policy applies to not only directors and officers of Richmont Mines Inc. (the “Corporation”), but to those employees or contractors who may, by the nature of their duties, find themselves in possession or having knowledge of material undisclosed or “inside” information.

The Corporation has a policy and process for formal trading black-outs associated with quarterly financial results and, on an ad-hoc basis, other significant corporate developments, however, employees and contractors may become aware of situations or information as a result of their position, such information that could be expected to affect the share price. In such situations, they are prohibited under securities law from trading or exercising options, regardless of whether or not there is a formal Company-wide trading black-out in effect.

Appendix “A” provides examples of the types of information that may be considered material, but cannot anticipate all types of information that could potentially affect the market price of the securities of the Corporation. Therefore, any questions regarding this policy or its application, should be immediately directed to the President and CEO, Richmont’s In House Legal Counsel and Corporate Secretary, or the Vice-President, Finance.

Directors, officers and other insiders should be extremely careful about the timing of their transactions as well as any required reporting to avoid any prejudicial situations. In the event of improper insider trading or “tipping”, severe penalties may be imposed and there can be serious damage to the Corporation’s reputation.

Individuals found trading on “inside” information may be subject to penalties of up to the greater of (a) C$5 million, (b) four times the profits realized or half the sums invested, whichever is the greatest amount, and prison sentence of up to 5 years for engaging in

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Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders

transactions in the Corporation's securities at a time when they have knowledge of non-public information relating to the Corporation.

1.	Trading Restrictions

The law prohibits you from trading in securities of the Corporation (including but not limited to equity securities, debt securities, puts, calls and options) and prohibits you from exercising stock options if you have knowledge of undisclosed material information.

Under this policy, this prohibition is extended until two full trading days have elapsed following the day of disclosure of the information by the Corporation. Note that, even if you have no personal knowledge of the material insider information, it may be presumed that you know about it when it begins circulating in the Corporation simply because of your position.

“Material information” includes all information about the Corporation which, if publicly disclosed, might influence the market price for the Corporation's securities, affect the investment decision of a reasonable investor, or cause a person to change his or her trading patterns. (see Appendix A for several examples.)

Employees, officers, directors and contractors must be formally reminded of the Canadian Securities Regulators’ insider trading rules that prohibit anyone at any time from buying or selling securities of the Corporation, or exercising options when they have undisclosed material information. The foregoing restrictions do not apply in the case of trades of the Corporation’s securities pursuant to a pre-existing Automatic Securities Disposition Plan (“ASDP”) or Automatic Securities Purchase Plan (“ASPP”), in compliance with requirements under applicable securities laws and the requirements of the Corporation’s Policy P-1B.

2.	Pre-clearance of all transactions

To guard against any inadvertent breach of the law, all insiders and employees, including officers and directors of the Corporation, are required to contact the President and CEO, and Richmont’s In House Legal Counsel and Corporate Secretary, or in the case of her absence, the Vice-President, Finance of the Corporation prior to conducting any transaction in the Corporation’s securities, in order to confirm whether there is any undisclosed material information. Such notification shall be made by sending an e-mail to the person’s listed above, and any trade or exercise of options must await an acknowledgement of receipt.

For those employees that are registered on the Computershare Options and RSU management system, the pre-clearance for the exercise of options or any sale of shares is facilitated by the Computershare system via an email sent directly to Richmont’s In House Legal Counsel and Corporate Secretary for approval of all transactions.

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Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders

3.	Tipping

The law prohibits you from “tipping” – that is, disclosing confidential material information (other than what is necessary in the ordinary course of business) to any other person.

You should be careful to avoid inadvertently disclosing confidential information to business partners, friends, or to your spouse or family members, as this is considered "tipping" if they trade on this information.

If undisclosed material information exists at the time you trade in any security of the Corporation, and its subsequent disclosure affects the price of the security, you may be faced with the difficult task of proving you were not aware of the information. In the case of trading by a family member, or others close to you, you may be required to prove that you did not disclose such information.

It is therefore recommended that you ensure that your spouse and dependent children also follow these guidelines if they have investments in the Corporation.

If you were in possession of undisclosed material information at the time you or others close to you trade in the Corporation’s securities, the fact that the trade may have been based on factors other than undisclosed material information, or that you considered it your duty to trade or to disclose information (as a trustee, for example), or that you had no intent to defraud, will not necessarily absolve you from liability. Even losing money on the transaction is technically irrelevant. See paragraph 2 above that discusses pre-clearing your transactions.

4.	“No Trade period” or “Black-out period”

Quarterly Financial Results

The Corporation has a policy that prohibits insiders and employees from trading during the period immediately prior to the release of its quarterly financial results as follows:

a)	beginning two calendar weeks (or ten trading days) before the release of Corporation’s quarterly results;

b)	beginning four calendar weeks before the release of the Corporation's annual financial results;

c)	and ending with the close of the second trading day after the day of the public release of the results.

Unreleased financial data is always considered undisclosed material information, so the law may very well prohibit trading outside this period as well.

Additional Trading Black-Outs

Ad-hoc black-outs may be established by the President and CEO or the Board and, as

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Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders

appropriate, should be communicated company-wide. In the case of highly confidential corporate situations, the CEO and Board may determine that a trading black-out be communicated only to the Board and senior management levels.

Options Expiring During a Trading Black Out

In case of options expiring during the black-out period, the expiry date shall be extended to 10 days after the end of the black-out period or full contractual lock up plus 10 business days in case of business transaction or doing any equity issue.

5.	No Short Selling

You should not knowingly sell short a security of the Corporation or any of its subsidiaries or its affiliates. In other words, this means that you are not permitted to sell a security that you do not own or have not fully paid for.

6.	No Hedging

Directors, officers and employees of the Corporation or any of its subsidiaries or affiliates should not hedge or monetize transactions to lock in the value of holdings in the securities of the Corporation. Such transactions, that would allow the holder to own the Corporation’s equity securities without the full risks and rewards of ownership, potentially separate the holder’s interests from those of the public shareholders of the Corporation. The objective of this Policy is therefore to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk.

Therefore, unless otherwise previously approved by the Corporate Governance & Nominating Committee, directors, officers or employees of the Corporation or its subsidiaries or affiliates, may not, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on price fluctuations of the Corporation’s securities and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation. A violation of this Policy will be regarded as a serious offence, with the person subject to disciplinary action which may include, but is not limited to, termination of employment and/or restrictions on future participation in the Corporation’s incentive equity plans.

7.	Additional Rules Applicable to Officers and Directors

Directors and senior officers of the Corporation are considered by law to be insiders of the Corporation and, as such, are required to file standardized insider reports on their holdings in debt and equity securities of the Corporation. This section of the policy is addressed to these reporting insiders.

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Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders

If you are unsure whether you are required to file insider reports, please consult the Corporation’s officers identified in paragraph 2 above.

“Securities” includes RSUs, DSUs, options and warrants to purchase Corporation securities, and as such must be disclosed in insider reports.

Indirect holdings include securities held for you by your holding company or agents, and securities held by trusts or any other registered holder over which the you exercise real control or direction.

You are not presumed to control, and therefore do not have to report on, securities held by your spouse, unless you in fact control those securities. You will be presumed to control securities held by any dependent children living with you.

A reporting insider must file an insider report in respect of a reporting issuer, within 10 days of becoming a reporting insider, disclosing the reporting insider’s: a) beneficial ownership of, or control or direction over, whether direct or indirect, securities of the reporting issuer, and b) interest in, or right or obligation associated with, a related financial instrument involving a security of the reporting issuer.

A reporting insider must within five days of any of the following changes file an insider report in respect of a reporting issuer disclosing a change in the reporting insider’s: a) beneficial ownership of, or control or direction over, whether direct or indirect, securities of the reporting issuer, or b) interest in, or right or obligation associated with, a related financial instrument involving a security of the reporting issuer.

Any change in your interest in the Corporation’s securities must be reported to the President and CEO, then Richmont’s In House Legal Counsel and Corporate Secretary or, in case of her absence, to the Vice-President, Finance, within 5 days of that change. In the event that a series of transactions are performed, the delay begins as of the first transaction. Consequently, it is possible that more than one report may be required to disclose what you consider to be a single global transaction. Any insider who fails to file an insider report within the required delays will be liable to pay a monetary administrative penalty of $100 for each day that such failure to report occurs, to a maximum amount of $5,000 per transaction.

Each transaction resulting in a change in beneficial ownership must be reported, even if i) the transaction is not a purchase or sale, ii) the change involves only a change in the form of ownership, or iii) the transaction, when combined with other transactions, results in no net change in ownership at the end of the period covered.

The timely filing of insider reports is the personal responsibility of each insider and, consequently, the Corporation, and its employees, directors, administrators and/or legal counsel assume no responsibility. However, the Corporation can offer assistance in the completion and filing of the required reports, provided that you make a timely disclosure of the facts and request the help. As required filing timelines are very short, please be sure the Corporation’s In House Legal Counsel or Vice-President, Finance, as the case may be, receive all the information as soon as possible.

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Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders

8.	Granting of Options, RSUs and DSUs

Insider trading rules also prohibit the board of directors (or a duly appointed committee of the board) of a listed issuer from setting option (or other awards) exercise prices, or prices at which securities may be otherwise issued on the basis of market prices which do not reflect material information of which management is aware but which has not been disclosed to the public. This prohibition remains the case even if the recipient of the award is not aware of the undisclosed material information or the award is being granted in the context of an "annual" or regular grant.

There are two exceptions to this rule:

a)

employees may acquire securities under an RSU or share purchase plan on specified terms if they previously committed to the acquisition at a time when they did not have knowledge of the undisclosed material information; and

b)

a person or company who is neither an employee nor an insider of the listed issuer may be granted options at a price set when the material information is still undisclosed if the grant specifically relates to the undisclosed event (such as an acquisition by a listed issuer of another company or the appointment of a new senior officer not previously employed by the listed issuer).

If TSX becomes aware of options having been granted while material information is undisclosed, it will require that those awards be cancelled, forfeited or re-priced to a price established after the material information has been disclosed to the market and the impact on the trading price of the securities underlying the options is known. In addition, TSX may require disclosure in the continuous disclosure documents (e.g. management information circular, management discussion and analysis of financial results, etc.) of the listed issuer of the cancellation, forfeiture or re-pricing and the circumstances that led to such action. TSX will not consider the fact that the awards have been granted during a regular or annual grant period to be a mitigating factor

9.	Acknowledgement

The undersigned acknowledges receipt of a copy of this Securities Ownership and Trading Policy for Employees, Directors, Officers and other Potential Insiders, and agrees to be bound by its provisions and any modification which may be made as long as it contextually applies.

Signed the __________ day of ____________________ 20________

ADOPTION

This policy was amended and approved by the Board on: February 17, 2017

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Securities Trading Policy for Employees, Directors, Officers and Other Potential Insiders

APPENDIX A

Examples of Material Information

The following are examples of information that may be considered material. This list is merely illustrative and is not exhaustive. Other types of information may be material at any particular time depending upon the circumstances:

  Negotiations for acquisitions of other companies or for dispositions of existing investments;

  An important change in management or control;

  Internal financial projections which vary from publicly stated financial projections, if any;

  Significant litigation, including disputes with customers, suppliers or contractors;

  Significant shifts in operating or financial circumstances, such as: cash-flow reductions, major write-offs, work-force adjustments; or the proposed shutdown of any significant production or service facility;

  Significant new contracts or changes in existing contractual relationships or loss of business;

  Actual or proposed capital expenditures which vary substantially from the levels projected in the Corporation’s latest report to shareholders;

  The possibility of a public offering of securities, stock splits or stock dividends, or private sales of securities;

  A planned repurchase of securities;

  An expected default under a loan agreement, indenture or significant contract;

  Changes in accounting methods which may significantly affect either reported earnings per share or debt levels;

  A significant change in ore reserves or resources or forecasts;

  Significant drilling or other exploration results.

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